November 20, 2017

Mara L. Ranson

Assistant Director, Office of Consumer Products

Securities and Exchange Commission

Washington, D.C. 20549

Re:	MWF Global Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed October 23, 2017 File No. 333-219419

Dear Ms. Ranson;

In response to your letter dated November 6, 2017 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of MWF Global Inc. (the “Company”). Amendment No. 3 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s November 6, 2017 letter in italicized text immediately before our response.

Dilution, page 16

1.	We have read your response to comment 5. Please update your dilution calculations to be as of the latest balance sheet date.

Response:

We have updated dilution calculation to be as of the latest balance sheet date.

Condensed Balance Sheets, page F-11

2.	We have read your plan of operations disclosure on page 25 where you state that you have a small amount of inventory on hand. However, the only asset reported on your balance sheet as of July 31, 2017 is cash. Please explain the apparent discrepancy or revise your disclosure.

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Response:

We have revised our disclosure on page 25.

Condensed Statements of Operations, page F-12

3.	We have read your response to comment 4. Clarify for us when you incurred the $5,000 audit fee. In this regard, tell us whether you incurred the year-end audit fee in the quarter ended April 30, 2017 or July 31, 2017.

Response:

The $5,000 in audit fees were incurred in the period ended July 31, 2017.

We trust our responses meet with your approval.

Sincerely,

/s/ William Dumo Mejia

President

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